March 27, 2006

Mail Stop 4561


Alexander James Craven, President
Nova Resources Inc.
102 West One Panorama
18 Fitzwilliam Street
Sheffield, ENGLAND S1 4JQ


	Re:	Nova Resources Inc.
		Amendment no. 4 to Form SB-2
      Filed March 9, 2006
		Registration no. 333-125695


Dear Mr. Craven:


      We have reviewed the above amendment and have the following comments in that regard.


Prospectus
Description of Business, pages 20-24
1. Our prior comment 10 in our letter of September 14, 2005 specifically asks that you "disclose how Mr. Craven plans to manage a company in the Northwest Territories of Canada while attending university in Sheffield, England." Other than the statement about your intent to periodically hire Mr. Macdonald to supervise the engineering at the site, you provide no disclosure on the subject. Please revise your disclosure to comply with our comment.

      **************************************

      Please contact Raj Rajan at (202) 551-3388 or Hugh West,
Branch
Chief - Accounting at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      							Assistant Director


CC: 	Batcher, Zarcone, Barker LLP
	4190 Bonita Road, Suite 205
	Bonita, CA 91902
      Facsimile Transmission No. (619) 789-6262